Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The Company posted links to the following articles on its website on April 25, 2018:

BARRON’S

Henry Schein Move May Spur More Animal-Health Deals

April 24, 2018 10:26 a.m. ET

By Teresa Rivas

On Monday Henry Schein (HSIC) was the best-performing stock in the S&P 500 on news that it will spin off its Animal Health business and merge it with Vets First Choice of Portland, Maine, creating a new company, Vets First Corp.

That deal could spur more M&A in the animal health-care space, says Canaccord’s Mark Massaro.

On the competitive side, Massaro writes that there should be little for animal testing firm Idexx Laboratories (IDXX) to worry about, at least in the near term, as Vets First Corp. isn’t a player in diagnostics. Yet that might not be the case for long.

That’s because it looks like more acquisitions could be on the table, as Vets First Choice’s management said that the newly formed company “will continue to pursue M&A opportunities.” Massaro thinks that it would be logical for the company to buy a diagnostics company, like Abaxis (ABAX) or Heska (HSKA), especially as its the exclusive distributor for the latter.

Vets First might not be the only company interested, however. He believes that bigger companies, like privately held Mars Inc., which previously acquired VCA Antech and Zoetis (ZTS), will also be interested in potential dealmaking.

Henry Schein is down 0.5% to $73.42 this morning, while the Health Care Select Sector SPDR ETF (XLV) is up 0.1% to $82.46 and the SPDR S&P Health Care Equipment ETF (XHE) is up 0.3% to $71.57.

Today’s Veterinary Business

Henry Schein To Spin Off Veterinary Business. A tax-free deal involving Vets First Choice will create a new company called Vets First Corp.

WRIITEN BY TODAY’S VETERINARY BUSINESS IN APRIL 2018

Henry Schein Animal Health, which distributes products and services to 75 percent of U.S. veterinarians, will merge with the prescription management and analytics company Vets First Choice, the two sides announced April 23.

The deal, which is expected to close by late 2018, would leave parent company Henry Schein Inc. with its human medicine and dental businesses. The Melville, New York, company expects to net $1 billion to $1.25 billion in tax-free cash from a transaction called a Reverse Morris Trust.

The merged company, to be called Vets First Corp., will be headquartered in Portland, Maine, the home of Vets First Choice. The CEO will be Vets First Choice CEO and co-founder Ben Shaw.

“This merger creates an enhanced value chain that connects the veterinarian, the manufacturer and the pet owner through insights and analytics that will support better clinical and financial outcomes,” Shaw said. “This new global animal health care company is focused on improving clinical compliance by facilitating the delivery of care how, when and where the pet owner wants it.”

Henry Schein Animal Health, based in Dublin, Ohio, employs 4,300 people and does business worldwide, reaching 70 percent of veterinarians in Europe, Australia and New Zealand. Half of U.S. veterinary clinics use Henry Schein practice management software, the company stated. Vets First Choice, founded in 2010, has 750 employees and has 5,100 veterinary practices enrolled in its prescription management program.

Henry Schein plans to use the $1 billion-plus windfall “for general corporate purposes, including share repurchases, repayment of indebtedness and acquisition opportunities,” the company reported.

“We see significant growth opportunities in both the dental and medical markets, such as advancing our position in practice management solutions,” said Stanley M. Bergman, chairman and CEO of Henry Schein Inc.

Bergman will serve on the Vets First Corp. board of directors.

The transaction is structured in such a way that Henry Schein shareholders will own 63 percent of Vets First and Vets First Choice shareholders will own the remaining 37 percent.

What is a Reverse Morris Trust?

As a tax avoidance strategy, the Reverse Morris Trust allows a corporation to spin off property, corporate divisions and other assets without having the profits from the sale taxed. The Reverse Morris Trust is a variation of the Morris Trust. For a tax-free spinoff like the Morris Trust to work, there must be a parent company selling assets, a subsidiary and an external buyer unrelated to the parent company.

Source: Wise Geek

MarketWatch

Henry Schein plans animal health spinoff, expects more than $1 bln

Published: Apr 23, 2018 6:58 a.m. ET

By Emma Court Reporter

Henry Schein Inc. HSIC, shares rose 1.4% in premarket trade Monday after the company said it plans to spin off its animal health business for an expected $1 billion to $1.25 billion in tax-free cash. The company said it may use the tax-free cash for share buybacks, debt repayment and acquisitions. The company’s animal health business will merge with privately-held Vets First Choice, with plans to form a company called Vets First Corp. and go public. Vets First Corp. will be headed up by Vets First Choice Chief Executive and Founder Ben Shaw, and expects combined pro forma 2017 sales of about $3.6 billion. Once the deal closes, expected by the end of 2018, Henry Schein expects 2017 pro forma revenue of about $9 billion, and will likely update full-year earnings guidance once the transaction closes. Henry Schein shares have dropped 9.5% over the last three months, compared with a nearly 6% drop in the S&P 500 SPX, -0.85%.

INDEPENDENT RECORDER

Henry Schein to Twist its animal Wellness Industry, merge Away with Start up

By Alexander John - April 23, 2018

Health-care products distributor Henry Schein is spinning off its animal health business and merging it with Vets First Choice to form a new company called Vets First Corp.

The deal, which is expected to be announced Monday morning, would combine Henry Schein’s veterinary supplies, software for practices and distribution network with Vets First Choice’s prescription management platform.

Henry Schein anticipates receiving from the transaction about between $1 billion and $1.25 billion in cash on a tax-free basis. Its shareholders will own about 63 percent of the new company, and Vets First Choice shareholders will own about 37 percent of it.

Americans are investing more in their pets, spurring interest from companies searching for growth. In February, General Mills said it would buy pet food maker Blue Buffalo for $8 billion. M&M-owner Mars has bulked up its pet business, which includes Iams, Pedigree and Whiskas brands. Last year, it acquired animal hospital company VCA for $9.1 billion.

Meanwhile, the threat of Amazon’s entry into health care looms. The company already sells some supplies to doctor and dentist offices through its Amazon Business division. Henry Schein says spinning off and merging the animal health business will allow it to focus more of its attention on the dental and medical supply businesses.

“Following the spin-off of (Henry Schein Animal Health) as an independent company, Henry Schein will focus on our market-leading dental and medical businesses as we make continued investments for future growth,” CEO Stanley Bergman said in a statement.

Henry Schein’s stock has slid nearly 18 percent over the past year.

Its animal health business posted $3.48 billion in revenue last year. Within three years, the deal is expected to accelerate revenue growth as the merged company adopts the Vets First Choice platform across the Henry Schein customer base, potentially adding more than $100 million in operating income.

The merger gives eight-year-old Vets First Choice the chance to become public without going through an initial public offering. The Portland, Maine-based company raised $223 million from a group of investment firms last year.

Founder and CEO Ben Shaw will become CEO of the new company. Henry Schein will nominate six board members and Vets First Choice will nominate five. Bergman will serve on the board while continuing to serve as Henry Schein’s CEO.

“By combining forces with (Henry Schein Animal Health), we anticipate accelerating the introduction of new and enhanced programs, services, and technology to veterinary teams so they can deepen their focus on doing the great work of caring for the animals in our lives,” Shaw said in a statement.

The deal is expected to close by the end of the year.

COLUMBUS BUSINESS JOURNAL

Henry Schein not expecting job cuts in Columbus, Dublin as it spins off vet business

By Carrie Ghose - Staff reporter, Columbus Business First

Apr 23, 2018, 5:11pm

Henry Schein Inc. plans to spin off its veterinary supply and software business and merge them with a technology startup, but the move isn’t expected to immediately affect its operations in Columbus and Dublin.

The Melville, New York-based distributor has about 250 employees at a Columbus distribution facility, which was expanded two years ago, and Dublin administrative office. That’s on par with goals of creating 50 jobs under state and city incentive packages in 2016.

The new animal health entity will be called Vets First Corp. after the anticipated merger with Maine startup Vets First Choice, expected to close by the end of the year. Henry Schein shareholders will retain about 67 percent ownership in the new company while the parent focuses on its core of medical and dental supply.

“Ultimately, we anticipate that this will accelerate new growth opportunities,” the company said in response to questions from Columbus Business First. “For now, it is business as usual for ... our Columbus-based operations.”

The new company will do periodic reviews of staffing needs just as Henry Schein did, said the statement. Vets First Choice is the brand name for Portland, Maine-based Direct Vet Marketing Inc.

The company entered Central Ohio when it acquired the former Butler Schein Animal Health in 2012.

KENNEBEC JOURNAL & MORNING SENTINEL

Posted April 23

Updated April 24

Vets First Choice to become Maine’s newest public company. The Portland-based veterinary technology provider plans to begin trading on the stock market later this year.

By J. Craig Anderson - Portland Press Herald

Vets First Choice of Portland is poised to become Maine’s newest publicly traded company.

The veterinary technology provider plans to merge with the animal health division of an existing public company called Henry Schein Inc., which would be spun off as its own entity, according to a company statement issued Monday.

The new company would be called Vets First Corp. and would be based in Portland, company officials said. The transaction, which is subject to approval by securities regulators, is expected to happen by the end of this year.

Based in Melville, New York, Henry Schein is a global distributor of health care products and services with a presence in over 30 countries. As part of the transaction, Henry Schein will spin off its animal health business and merge it with Vets First Choice, according to the statement.

Upon completion of the transaction, Henry Schein shareholders would own roughly 63 percent of the new company, and Vets First Choice shareholders would own about 37 percent, according to the statement. Henry Schein expects to receive between $1 billion and $1.25 billion in cash from the transaction.

Once the transaction is complete, Vets First Corp. would become Maine’s fourth non-bank publicly traded company, joining Idexx Laboratories Inc. of Westbrook, Wex Inc. of South Portland and ImmuCell Corp. of Portland.

Vets First Choice founder and CEO Benjamin Shaw would become CEO of Vets First Corp., and his father, Idexx founder David Shaw, would become chairman of its board of directors, Benjamin Shaw said in an interview Monday.

“This is a good outcome for Maine,” he said about the company going public. “We are hiring and we have been expanding aggressively in Portland.”

In 2016, U.S. pet owners spent $17 billion on veterinary services and $15 billion on supplies and over-the-counter medications for their pets, according to the American Pet Products Association. However, local veterinary clinics have seen their share of that revenue shrink as more customers have turned to online retailers such as PetMeds and Amazon for medications and other supplies.

Vets First Choice seeks to solve that problem by offering outsourced online pharmacy services to veterinarians, allowing the vet to retain local customers while competing on price with online suppliers. From pet owners’ point of view, the online store appears to be operated by their local vet, but it’s actually Vets First Choice that is filling and shipping the orders from its massive pharmacy in Omaha, Nebraska.

That business model has allowed Vets First Choice to grow quickly – the company provides technology and support services to more than 20,000 veterinary practices. The company has about 800 employees and continues to expand rapidly, Benjamin Shaw said.

In July 2017, Vets First Choice received a $223 million venture capital investment to accelerate the company’s growth and hiring, launch new services and begin a global expansion effort into Europe and Asia.

Shaw said Vets First Choice and Henry Schein offer complementary services to veterinary clinics that, when combined, will represent a comprehensive suite of technology solutions to their daily business challenges.

“Henry Schein is one of the pre-eminent providers of technology services to veterinary practices around the world, and so really, it’s a very complementary set of capabilities and tools to what we at Vets First Choice have been developing,” he said. “An opportunity afforded itself where we could bring these two companies together, spin off Henry Schein animal health and merge them into Vets First Choice in a way that would really electrify our platform and expand our capabilities, and give us an opportunity to extend our platform globally.”

Henry Schein Chairman and CEO Stanley Bergman said the spinoff and merger is a strategic decision that makes sense for his company, which also provides products and services to the human medical and dental industries.

“Over the years we have observed the impressive success of Vets First Choice and believe the combined management team is well-positioned to capitalize on the significant opportunities created by the merger,” Bergman said. “We are similarly excited about the significant growth opportunities for Henry Schein’s dental and medical businesses as we implement our 2018-2020 strategic plan. Building upon our long history of reinvention, the company will continue to expand our offering of innovative solutions for our dental and medical customers. We see significant growth opportunities in both the dental and medical markets.”

Shaw said Vets First Corp. would immediately have a combined market share that comprises about 80,000 veterinary practices worldwide to which it would be providing products and services.

Shaw said it is yet to be determined on which exchange Vets First Corp. shares would be traded, what the company’s stock symbol would be, or at what price each share would be valued initially.

Henry Schein shares trade on the Nasdaq exchange under the symbol HSIC. The value of its shares rose by 1.4 percent in pre-market trading Monday to $72.02 following news of the Vets First Corp. spinoff and merger. The total value of the company’s shares exceeded $11.4 billion as of Monday.

J. Craig Anderson can be contacted at 791-6390 or at:

canderson@pressherald.com

Twitter: jcraiganderson

DVM360

Henry Schein to spin off, merge veterinary business with Vets First Choice - Merger will create independent public company called Vets First Corp.; Henry Schein expects to receive up to $1.25 billion in cash from deal.

Apr 23, 2018

By dvm360.com staff

DVM360 MAGAZINE

Henry Schein Inc. and Vets First Choice announced plans April 23 for Henry Schein to spin off its animal health business and merge it with Vets First Choice, according to a media release from Henry Schein. Henry Schein is the top distributor of animal health products and a provider of practice management software for veterinary practices, and Vets First Choice is an online veterinary pharmacy and tech-services platform. Both are publicly traded.

The new company, to be called Vets First Corp., will combine data analytics, digital communications, practice management software and supply-chain expertise into a multichannel platform, the release states. After spinning off its animal health division, Henry Schein plans to focus on its medical and dental businesses.

Ben Shaw, founder and CEO of Vets First Choice, will become CEO of the new company, which will be headquartered in Portland, Maine, current home of Vets First Choice.

“We are early in the lifecycle of rapid technological change in the animal health market,” Shaw says in the release. “This merger creates an enhanced value chain that connects the veterinarian, the manufacturer and the pet owner through insights and analytics that will support better clinical and financial outcomes.”

Henry Schein Animal Health (HSAH) employs approximately 4,300 people, and its active customers include about three-fourths of U.S. veterinarians, the release reports. In addition, more than half of U.S. veterinary practices use Henry Schein’s practice management software. Vets First Choice employs about 750 people in the U.S., and more than 5,100 veterinary practices use its prescription management platform.

Immediately after the spinoff, HSAH will combine with Vets First Choice to form a new publicly traded company, and the new company will have combined 2017 sales of approximately $3.6 billion, the release states. The new board of directors will be made up of current members from the boards of the separate companies. David Shaw, chairman of the board of Vets First Choice, as well as founder of IDEXX Laboratories and Ben Shaw’s father, will serve as chairman of Vets First Corp.

Organizers of the merger expect that Henry Schein shareholders will own 63 percent of Vets First Corp. common stock after the transaction, while Vets First Choice shareholders will own 37 percent. In addition, Henry Schein expects to receive up to $1.25 billion in cash on a tax-free basis as part of the deal. The transaction has been unanimously approved by the boards of both companies and is expected to close by the end of 2018.

Veterinarian’s Money Digest

Henry Schein Animal Health Announces Merger, New Company

Amanda Carrozza

Published: April 23, 2018

Henry Schein announced today that it is spinning off its animal health business — Henry Schein Animal Health (HSAH) — and merging it with Vets First Choice, a technology-driven health care services provider for companion and equine veterinarians. The new independent public company, which will be called Vets First Corp., is expected to provide veterinarians with a new platform to grow their practices, improve client engagement and drive better health outcomes for patients.

“Over the years we have observed the impressive success of Vets First Choice and believe the combined management team is well positioned to capitalize on the significant opportunities created by the merger,” Stanley M. Bergman, chairman of the board and CEO of Henry Schein, said.

HSAH already has a network of more than 26,000 veterinary professionals who utilize its services. By combining with the data- and analytics-driven Vets First Choice, the new company will combine the most lucrative aspects of each business into a multichannel platform that includes digital communications, practice management software, supply chain expertise and prescription and inventory management.

Vets First Choice was founded in 2010 and is based in Portland, Maine, where the combined company will be headquartered. Ben Shaw, founder and CEO of Vets First Choice, will become CEO of the new company. According to a joint press release, Vets First Corp. had combined pro forma 2017 sales of approximately $3.6 billion. The companies also expect that in year three, operating income synergies for the combined business will be in excess of $100 million.

“We are early in the lifecycle of rapid technological change in the animal health market,” Shaw said. “By combining forces with HSAH, we anticipate accelerating the introduction of new and enhanced programs, services and technology to veterinary teams so they can deepen their focus on doing the great work of caring for the animals in our lives. This merger creates an enhanced value chain that connects the veterinarian, the manufacturer and the pet owner through insights and analytics that will support better clinical and financial outcomes.”

The deal is expected to close by the end of the year. Until then, both companies will continue to operate independently.

Veterinarian’s Practice News

Henry Schein To Spin Off Animal Health Business The transaction with Vets First Choice is expected to close by the end of 2018

April 23, 2018

Henry Schein Inc. announced today that it will spin off its $3.5 billion animal health supplies business, Henry Schein Animal Health (HSAH), and combine it with Vets First Choice.

The new publicly traded company, Vets First Corp., will be headquartered in Portland, Maine, where Vets First Choice is located currently. The deal combines Henry Schein’s veterinary supplies, software for practices and distribution network with Vets First Choice’s prescription management platform.

Ben Shaw, founder and CEO of Vets First Choice, will become chairman of the board and CEO of the new company. Stanley Bergman, chairman of the board and CEO of Henry Schein, will be a Vets First Choice board member and continue in his role as CEO and chairman of Henry Schein. Karen Prange, executive vice president of Henry Schein Inc. and CEO of the global animal health, medical and dental surgical group, will leave the company.

Henry Schein will nominate six directors to the Vets First Corp. board; Vets First Choice will nominate five.

Vets First Choice, founded in 2010, has approximately 750 U.S. team members and more than 5,100 veterinary practices use its prescription management platform. HSAH has approximately 4,300 team members and a customer base of 75 percent of U.S. veterinarians and 70 percent of veterinarians in Europe and Australia/New Zealand.

Henry Schein shareholders and HSAH-related parties are expected to own approximately 63 percent of Vets First Corp. common stock immediately following the transaction; Vets First Choice investors will own approximately 37 percent.

Additionally, the company expects to receive between $1.0 billion and $1.25 billion in cash on a tax-free basis as part of the transaction, and will use the proceeds for share repurchases, debt repayment, and acquisitions.

The transaction is expected to close by the end of 2018.

EquiManagement – Business Solutions for Equine Practitioners

Henry Schein Animal Health and Vets First Choice to Merge Into New Company

The new merged company will be called Vets First Corp., and it will close before the end of 2018.

Author:

Henry Schein, Inc.

Publish date:

Apr 23, 2018

Henry Schein, Inc. (Nasdaq: HSIC) and Vets First Choice announced plans today for Henry Schein to spin off its Animal Health business and merge it with Vets First Choice, creating an innovative approach to advancing the delivery of animal health care designed to provide unique benefits to veterinarians, manufacturers, pet owners and their pets.

The new company, to be called Vets First Corp., will harness insights and analytics to provide pro-active prescription management, and combined with Henry Schein’s leading global animal health solutions, will create a unique animal health service and technology platform dedicated to supporting the veterinary market. By bringing together the power of data analytics, digital communications, practice management software, and supply chain expertise into a multi-channel platform, Vets First Corp. is expected to improve health outcomes for the benefit of pets and their owners, while driving increased demand for products and services for the benefit of veterinary offices and manufacturers.

“We are excited about the merger of Henry Schein Animal Health with Vets First Choice. Over the years we have observed the impressive success of Vets First Choice and believe the combined management team is well positioned to capitalize on the significant opportunities created by the merger,” said Stanley M. Bergman, Chairman of the Board and Chief Executive Officer, Henry Schein, Inc.

“We are similarly excited about the significant growth opportunities for Henry Schein’s dental and medical businesses as we implement our 2018-2020 Strategic Plan,” Bergman continued. “Building upon our long history of reinvention, the Company will continue to expand our offering of innovative solutions for our dental and medical customers. We see significant growth opportunities in both the dental and medical markets, such as advancing our position in practice management solutions, including those provided by our new Henry Schein One joint venture, and expanding our penetration with health care practitioners and specialists as well as large group practices and ambulatory care sites.”

A New Global Leader in Animal Health

“We are early in the lifecycle of rapid technological change in the animal health market,” said Ben Shaw, Founder and CEO of Vets First Choice, who will become CEO of the new company. “This merger creates an enhanced value chain that connects the veterinarian, the manufacturer, and the pet owner through insights and analytics that will support better clinical and financial outcomes. This new global animal health care company is focused on improving clinical compliance by facilitating the delivery of care how, when and where the pet owner wants it.” Vets First Choice, founded in 2010, has quickly become a leading provider of technology-enabled health care services, with a sole focus on animal health. The company is based in Portland, Maine, where the combined company will be headquartered.

Henry Schein Animal Health (HSAH) is the world’s largest and only global supply chain provider of animal health products and related services, with market-leading positions in North America, Europe and Australia/New Zealand. HSAH has approximately 4,300 team members and active customers include approximately 75% of veterinarians in the U.S., and 70% of veterinarians in Europe and Australia/New Zealand. In addition, more than 50% of U.S. Animal Health practices currently utilize Henry Schein’s practice management software platform to drive office productivity and customer engagement. Vets First Choice has approximately 750 team members in the U.S., and more than 5,100 veterinary practices on its prescription management platform.

Immediately following a spin-off from Henry Schein, HSAH will combine with Vets First Choice to form a new publicly traded company that is expected to provide veterinarians with a powerful new platform to grow their practices, improve client engagement, and drive better health outcomes for pets. This transaction is expected to uniquely position the new company to pursue new revenue opportunities, greater operational efficiency, and accelerated growth, in an attractive end-market.

The company will have combined pro forma 2017 sales of approximately $3.6 billion. HSAH and Vets First Choice expect synergies to grow annually such that in year three, operating income synergies for the combined business will be in excess of $100 million, driven largely by accelerated revenue growth from the adoption of the Vets First Choice platform across the HSAH customer base.

“By combining forces with HSAH, we anticipate accelerating the introduction of new and enhanced programs, services, and technology to veterinary teams so they can deepen their focus on doing the great work of caring for the animals in our lives,” said Shaw. “Manufacturers will benefit from a global platform to help drive category growth, improved client engagement, and enhanced medication and service compliance. At the same time, team members of the combined company will continue to contribute in a highly collaborative environment with the shared goal of supporting our customers’ success.”

***

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.